John Hancock Funds II
601 Congress Street
Boston, Massachusetts 02210-2805

December 27, 2016

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 02549

Attention: Sonny Oh

Re: John Hancock Funds II (the “Trust”) — File Nos. 333-126293 and 811-21779

Amendment to Registration Statement on Form N-1A

Dear Mr. Oh:

We submit this letter in response to comments received by telephone on December 9, 2016, from the staff of the Securities and Exchange Commission (the “SEC”) with respect to Post-effective Amendment No. 175 under the Securities Act of 1933, as amended, and Amendment No. 177 under the Investment Company Act of 1940, as amended (the “1940 Act”), to the Trust’s Registration Statement on Form N-1A, filed with the SEC on October 26, 2016, accession no. 0001133228-16-013395 (the “Amendment”). The purpose of the Amendment is to make material changes to the principal investment strategies of U.S. Growth Fund, a series of the Trust (the “Fund”).

For convenience, we have set forth each comment below, followed by the Trust’s response. Unless otherwise stated, capitalized terms have the same meaning as in the Amendment.

I.       Prospectus Comments

1.	Comment — Please revise the facing page in accordance with the requirements of Form N-1A to include the “Approximate Date of Proposed Public Offering” and “Title of Securities Being Registered” as securities are being registered under the Securities Act of 1933.

Response — The requested change has been made.

2.	Comment — In the fee table under “Fund summary — Fees and expenses — Shareholder fees,” please move the information in parentheses regarding the Class A maximum deferred sales charge to a footnote.

Response — The Trust believes that the placement of this statement is appropriate and, therefore, respectfully declines to make any change in response to this comment.

3.	Comment — Under “Fund summary — Expense example,” please confirm that the expense information reflects any contractual expense reimbursement only for the period of such reimbursement.

Response — The Trust so confirms.

4.	Comment — Under “Fund summary — Expense example,” in the second sentence, please delete the phrase “except as shown below,” and add a separate table showing expense examples for Class C shares assuming that such shares are not redeemed, as described in Item 3 of Form N-1A.

Response — The Trust believes that the manner in which it shows expense examples for Class C shares that are not redeemed at the end of the periods shown in the expense example table is appropriate and consistent with Form N-1A’s disclosure requirements regarding expense examples. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

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5.	Comment — Under “Fund summary — Fees and expenses,” with respect to the contractual expense reimbursement regarding class-specific expenses borne by Class R6 shares, please confirm that Class R6 shares bear class-specific expenses.

Response — The Trust so confirms.

6.	Comment — Under “Fund summary — Principal investment strategies,” it is stated that the Fund invests in depositary receipts, real estate investment trusts, and equity income trusts. Accordingly, please add principal risk disclosure corresponding to these types of investments under “Fund summary — Principal risks” and “Fund details — Principal risks of investing.”

Response — The Trust has made the requested change. The Trust notes that upon review, it has confirmed that the Fund does not invest in “equity income trusts” and therefore the reference to “equity income trusts” has been removed from the Principal investment strategies of the Fund and no corresponding risk factor is needed.

7.	Comment — “Credit and counterparty risk” is included as a principal risk under “Fund summary— Principal risks.” Please confirm whether this is an appropriate risk factor.

Response — The Trust has deleted “Credit and counterparty risk” as a risk factor because investing in fixed-income securities and derivatives are not principal investment strategies of the Fund.

8.	Comment — “Hedging, derivatives and other strategic transactions risk” is included as a principal risk under “Fund summary— Principal Risks.” Please confirm whether this is an appropriate risk factor. In addition, please ensure that the Fund’s disclosure regarding derivatives is not generic and is consistent with SEC staff guidance in the letter from Barry Miller of the Division of Investment Management of the SEC to the Investment Company Institute dated July 30, 2010.

Response — The Trust has deleted “Hedging, derivatives and other strategic transactions risk” as a risk factor because investing in derivatives is not a principal investment strategy of the Fund. Accordingly, it is not necessary to address whether the Fund’s derivatives disclosure is consistent with the SEC staff guidance referenced above.

9.	Comment — Under “Fund summary— Past performance,” in the introductory paragraph, please revise the reference to the Fund’s performance as compared to its benchmark to refer instead to the Fund’s average annual total returns, consistent with the requirements of Item 4 of Form N-1A.

Response — The Trust believes that the description of the Fund’s performance as compared to its benchmark as stated in the prospectus is accurate and consistent with Item 4 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

10.	Comment — Under “Fund summary — Past Performance,” please delete the sentence that reads “All figures assume dividend reinvestment.” This statement is not required by Item 4(b)(2)(i) of Form N-1A.

Response — Although this statement is not required by Item 4(b)(2)(i), the Trust nevertheless believes that the statement provides useful information for investors when evaluating investment performance. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

11.	Comment — In the prospectus for Class A, Class C, Class I, and Class R6 shares, the information presented under “Past Performance — Calendar Year Total Returns” shows the performance of Class A shares. Please explain the basis for using the performance of Class A shares, which commenced operations on October 31, 2011, rather than Class NAV shares, which commenced operations on October 29, 2005, and have more than 10 years of annual returns.

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Response — The Trust respectfully notes that the Fund used the performance information for Class A shares in the bar chart because Class A is the oldest share class included in this prospectus. Class NAV shares of the Fund are not described in this prospectus, although we note that Class A’s pre-inception performance is based upon that of Class NAV.

12.	Comment — In the penultimate paragraph under “Fund details— Principal Investment Strategies,” it is stated that due to an “active investment strategy, the fund may buy and sell securities frequently.” If this statement is accurate, please consider adding similar disclosure to the “Fund summary” and risk disclosure regarding high portfolio turnover to the “Fund summary” and the “Fund details” section.

Response — The Trust respectfully notes that disclosure regarding active trading and corresponding risk of high portfolio turnover is currently included in the Fund summary.

13.	Comment — In “Fund details” under “Securities lending,” please clarify whether securities lending is a principal investment strategy. Please consider adding disclosure to the Fund summary if securities lending will be a principal investment strategy.

Response — The Trust confirms that securities lending is not a principal investment strategy and as such respectfully declines to include such disclosure in the Fund summary.

14.	Comment — Under “Who’s Who — Additional information,” please delete the phrase “that may not be waived” at the end of the second paragraph. The staff believes this implies that the Trust will not impinge on rights that cannot be waived, but may impinge on rights that can be waived. The staff does not want the disclosure to imply that waivable rights are automatically waived.

Response — The Trust believes that it is important to note that investors and others may have rights under federal or state securities that may not be waived. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

15.	Comment — Under “Your Account — Opening an Account,” please disclose the minimum initial investment amount for Class R6 shares, as required by Item 6(a) of Form N-1A.

Response — The Trust has made the requested change.

II.       Statement of Additional Information (“SAI”) Comments

16.	Comment — Under “Those Responsible for Management,” please revise the tables with respect to Trustee information in order to conform to the formatting of Item 17(a) of Form N-1A, i.e., apply the same columns and column captions.

Response — The Trust believes that the presentation of Trustee information in the SAI is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

17.	Comment — Under “Compensation of Trustees and Officers — Compensation Table” please conform the table to the format required by Item 17(c) of Form N-1A.

Response — The Trust believes that the table conforms to the requirements of Item 17(c) of Form N-1A and respectfully declines to make any changes in response to this comment.

18.	Comment — In “Those Responsible for Management,” please replace the birth year shown in the tables with information regarding the Trust’s Trustees and Officers with each Trustee’s and Officer’s age, as required by Item 17 of Form N-1A.

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Response — Because the John Hancock fund complex is composed of over 200 funds with various fiscal year ends, numerous registration statement amendments are filed over the course of a year, including annual updates, new funds, and new share classes. As a result, it has been determined that stating the birth year of the Trustees and Officers is an administratively efficient method of providing information regarding the Trustees’ and Officers’ ages, and is responsive to Item 17 of Form N-1A. Accordingly, the Trust respectfully declines to make any changes in response to this comment.

19.	Comment — Under “Investment Management Arrangements and Other Services — The Subadvisory Agreement — Subadvisory Fees,” please disclose the method of calculating the subadvisory fees payable to the subadvisor, consistent with Item 19(a)(3) of Form N-1A.

Response — The Trust respectfully notes that Item 19(a)(3) of Form N-1A requires the disclosure of information regarding “the advisory fee payable by the Fund.” As the subadvisory fees are paid by the advisor, and not the Fund, the Trust respectfully declines to make any changes in response to this comment.

* * * * *

The Trust, on behalf of the Fund, intends to file definitive forms of prospectuses and SAI that will reflect the above responses to the staff’s comments. If you have any questions, please call me at (617) 663-4311.

Sincerely,

By:	/s/ Thomas Dee Thomas Dee Assistant Secretary of the Trust